August 17, 2007

Jeffrey P. McMullen
President and Chief Executive Officer
PharmaNet Development Group, Inc.
504 Carnegie Center
Princeton, NJ 08540

Re: **PharmaNet Development Group, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2006
       Filed March 22, 2007
       File No. 001-16119

Dear Mr. McMullen:

       We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K - December 31, 2006

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 34

Liquidity and Capital Resources, page 44

1.   You make the statement here on page 46 that "the Investor paid Anapharm and the contractor." Further on page 27 of your Form 10-Q for March 31, 2007, you make the statement that the $5.3 million paid in that quarter was "paid by the Investor directly to the builder." Please explain to us why you include the entire

amount as an inflow from financing activities and an outflow from investing activities when the cash does not appear to be actually flowing through the company.

Financial Statements – December 31, 2006

Notes To Consolidated Financial Statements, page F-10

Note H – Debt and Capital Leases, page F-29

Convertible Senior Notes Payable, page F-29

2.   Please provide us in disclosure type format a qualitative and quantitative discussion of the following redemption features of the loan agreement:
   a. Clarify what represents a "fundamental change" and the Company's and Securities Holders' rights upon the occurrence of this event.
   b. Define and describe the "make-whole premium" including how it is triggered and calculated. Provide a quantitative analysis of the amount, or ranges of amounts, of premium that could be payable by the Company under this provision and how and when this premium would be paid.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant